Dated February 18, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-223141

Supplementing the Preliminary Prospectus Supplement Dated

February 18, 2020 and Prospectus Dated February 22, 2018

NATIONAL RETAIL PROPERTIES, INC.

Final Term Sheet

$400,000,000 of 2.500% Notes due 2030

$300,000,000 of 3.100% Notes due 2050

Issuer:	National Retail Properties, Inc.

Expected Ratings: (Moody’s / S&P / Fitch)[1]:	Baa1 / BBB+ / BBB+

Trade Date:	February 18, 2020

Settlement Date (T+10)[2]:	March 3, 2020

	2030 Notes	2050 Notes
Security Type:	Senior Unsecured Notes	Senior Unsecured Notes

Maturity Date:	April 15, 2030	April 15, 2050

Principal Amount:	$400,000,000	$300,000,000

Benchmark Treasury:	1.500% due February 15, 2030	2.375% due November 15, 2049

Benchmark Treasury Price / Yield:	99-15+ / 1.556%	108-08 / 2.005%

Spread to Benchmark Treasury:	+98 basis points	+120 basis points

Yield to Maturity:	2.536%	3.205%

Price to Public:	99.678% of the principal amount, plus accrued and unpaid interest, if any, from March 3, 2020	97.978% of the principal amount, plus accrued and unpaid interest, if any, from March 3, 2020

Coupon (Interest Rate):	2.500%	3.100%

Interest Payment Dates:	April 15 and October 15 of each year, commencing on October 15, 2020	April 15 and October 15 of each year, commencing on October 15, 2020

Optional Redemption Provisions:	Make-whole call at any time prior to January 15, 2030 based on the applicable Treasury Constant Maturity (as defined in the preliminary prospectus supplement) rate plus 0.15%; if, however, the Notes are redeemed on or after January 15, 2030, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the redemption date	Make-whole call at any time prior to October 15, 2049 based on the applicable Treasury Constant Maturity (as defined in the preliminary prospectus supplement) rate plus 0.20%; if, however, the Notes are redeemed on or after October 15, 2049, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to, but not including, the redemption date

Use of Proceeds:	We intend to use the net proceeds from the offering of the notes to redeem all of our outstanding 3.800% Notes due 2022, to repay all of the outstanding indebtedness under our credit facility and to fund future property acquisitions and for general corporate purposes. This free writing prospectus does not constitute a notice of redemption under the indenture governing such 3.800% Notes due 2022.

As of February 17, 2020, approximately $325 million aggregate principal amount of 3.800% Notes due 2022 remained outstanding. We will incur an approximately $17.0 million make-whole prepayment charge as a result of redeeming all of the outstanding 3.800% Notes due 2022. The underwriters in this offering or their affiliates may also be owners of the 3.800% Notes due 2022 and may receive the redemption price for such notes with the net proceeds from this offering. Borrowings under our credit facility were $151.0 million as of February 17, 2020, and currently accrue interest at a rate of 2.533%. The credit facility matures on January 31, 2022, unless we exercise our option to extend the termination date by one year. BofA Securities, Inc., Wells Fargo Securities, LLC, Citigroup Global Markets Inc., RBC Capital Markets, LLC, SunTrust Robinson Humphrey, Inc. and certain of the other underwriters in this offering or their affiliates are lenders and/or agents under our credit facility and will receive their proportionate share of the amount repaid under the credit facility with the net proceeds from this offering.

CUSIP / ISIN:	637417 AN6 / US637417AN66	637417 AP1 / US637417AP15

Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc. Jefferies LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Morgan Stanley & Co. LLC TD Securities (USA) LLC Capital One Securities, Inc. Raymond James & Associates, Inc.

1.	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
2.

T+10 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next seven succeeding business days should consult their advisors.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the notes have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the notes have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the notes may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The notes may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus may only be used by those qualified investors to whom they have been handed out in connection with this offering and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. They may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus supplement and the accompany prospectus do not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the notes on the SIX Swiss Exchange or any other regulated notes market in Switzerland, and consequently, the information presented in this prospectus supplement and the accompany prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting BofA Securities, Inc., telephone: 1-800-294-1322, or by email at dg.prospectus_requests@bofa.com; Wells Fargo Securities, LLC, telephone: 1-800-645-3751, or by email at wfscustomersupport@wellsfargo.com; Citigroup Global Markets Inc., telephone: 1-800-831-9146, or by email at prospectus@citi.com; Jefferies LLC, telephone: 1-877-877-0696; RBC Capital Markets, LLC, telephone: 1-866-375-6829, or by email at rbcnyfixedincomeprospectus@rbccm.com; or SunTrust Robinson Humphrey, Inc., telephone: 1-800-685-4786, or by email at STRHdocs@SunTrust.com.